

INVEST IN **HEVO**

Wireless charging infrastructure to power our EV future

hevo.com   New York, NY

Technology   B2B   Hardware   Transportation   Sustainability

Highlights

1 Partnering with Stellantis: Developing wireless charging products to integrate with Stellantis EV

2 More Major Automakers Onboard: HEVO chosen as reference design for multiple new EV platforms

3 Backed by Leading Auto Investors: Ulu Ventures, VoLo Earth Ventures and the Dream Fund.

4 Team with multiple exits in EV space and leadership experience at Tesla, Rivian, BMW, Ford, and GM.

5 $18M+ raised, including $4M+ from 3,700 investors in previous crowdfunding raises

6 Strong IP portfolio with 17 patent families

7 EV Charging Market Growing 45.5% per year, expected to hit $414B by 2033, from $21.8B today

8 Built for Autonomy - Designed for seamless integration with next-gen autonomous vehicles

Featured Investors

 **Dream Machine Innovation Lab** in

Invested $500,000 ⓘ

Follow

Dream Machine Innovation Lab is a non-profit organization that builds networks that change the world. By uniting leaders with divergent points of view and championing high technology in our communities.

Van Jones, Founder

"Investing in HEVO is about more than just technology; it's about embracing a future with clean energy solutions that work for everyone. Their innovative approach to wireless charging is making it easier for grassroots communities to enjoy a better tomorrow— with less pollution and more options for getting around. Together, we can transform the way we power our lives."

 **Ramesh Gadila** in

Invested $510,000 ⓘ

Follow

Syndicate Lead
Deep Tech Investor & Innovation-Driven Technologist

"As a tech professional and early-stage investor, I look for bold ideas that have the potential to reshape industries and create a better world. HEVO is doing both—at the intersection of innovation and sustainability. Their wireless EV charging technology isn't just innovative—it's inevitable. With a working product, strategic partnerships, and a clear path to scale, HEVO is building the invisible infrastructure for the electric, autonomous, and sustainable future of mobility. They've also built a strong foundation of intellectual property, with over a dozen patents in EV wireless charging technology—protecting their position in a space with few direct competitors and enormous long-term potential. What truly sets them apart is the team: visionary yet execution-focused. HEVO's leadership is transparent, mission-driven, accessible, and deeply committed to delivering—not just promising. We're at an inflection point in the future of mobility. Clean, green, and intelligent energy solutions are no longer optional—they're essential. HEVO is solving a challenge the world hasn't fully grasped yet—but soon will. That's why I've backed HEVO again as lead investor in this round. If you believe, like I do, that real change begins with early conviction—join me. Let's invest in a future that's cleaner, smarter, and already taking shape."

 **Matthew Donegan-Ryan** in

Follow

Pioneering event industry entrepreneur since 2005. Led CrowdCompass and Thriva to successful acquisitions. Advisor to Attendify, Eventbrite, Social Tables, and others. Founded Swapcard's US entity, growing revenue from $0 to $5M in year 1.

"Tesla's decision to go all-in on wireless charging for the Cybercab is like when Apple ditched the wired headphone port for good. It's a signal: wireless is the future for EV charging, and every company other than Tesla is going to need a partner like HEVO to charge their vehicles. After reviewing other startups, I chose to invest in HEVO due to the team and the tech."

View Investment Memo

 **VoLo**

Invested $532,000 ⓘ

Follow

VoLo Earth provides first-in funding and hands-on leadership to companies that are unlocking an economic-led transformation of the rapidly-evolving global energy economy.
voloearth.com

Joseph Goodman, Co-Founder & Managing Partner at VoLo Earth Ventures
"https://www.voloearth.com/"

 **Ulu Ventures** in

Invested $500,000 ⓘ

Follow

Ulu Ventures is a top seed stage venture fund in Silicon Valley focused on innovation across enterprise, fintech, consumer, health, and sustainability. Ulu generates great financial results using a disciplined, repeatable decision-making process.

Miriam Riviera, CEO, Co-Founder and Managing Director Ulu Ventures
"https://uluventures.com/"

Our Team

 **Jeremy McCool** CEO and Chairman

Jeremy founded HEVO to reduce fossil fuel dependence by accelerating EV adoption. Under his leadership, HEVO achieved UL and SAE certifications, secured automaker agreements and ~$19M in investment. He is a Columbia SIPA grad and a US Army combat veteran.

Our founder served as an Army Captain in Iraq and came home determined to reduce global reliance on fossil fuels. HEVO is on a mission to achieve that outcome by accelerating EV adoption.

 **Jon Holland** Finance and Operations

Jon led two successful exits before joining HEVO, serving as CFO at Qmerit and EV Connect, both acquired by Schneider Electric. At Qmerit, he managed turnkey home EV charger installations for 80% of global car manufacturers.



Robert Skinner Commercial and Marketing

Bob served as VP of Digital Services and Marketing Technologies for FordDirect, delivering digital marketing solutions to Ford and Lincoln dealers. He pioneered cross-tier, cross-product strategies, launched AI-driven audience delivery to 2000+ dealers.



Umer Anwer Chief Technologist

Umer has led power engineering at HEVO since 2016, bringing over 25 years of experience. He has delivered UL-certified next-generation wireless charging platforms and mission-critical energy storage systems around the world.



Arvind Krishna SVP Advanced Engineering

Arvind leads the design of innovative products like polyphase coil topologies for HEVO. He developed next-gen solar microinverters at Enphase Energy and led global mechanical engineering design for automotive electronics at Delphi.



Chakri Allamsetty SVP Software Engineering

Chakri has been leading HEVO embedded systems, mobile apps, SaaS products, and cloud infrastructure. Previously, he directed software engineering at Rivian and ChargePoint, advancing EV and charging technologies.



Hakim Tlemsani Commercial and Infotainment

Hakim supports HEVO's European commercial relationships, fundraising, and growth planning. Prior to HEVO, he expanded market share with PSA and FCA, secured an €800M radar business with Renault/Nissan, and delivered industry-firsts like the V2G gateway.



Roger Atkins Board of Advisors

Roger joined HEVO in August 2023, supporting PR strategy, commercial relationships, fundraising, and growth planning. With over 300,000 LinkedIn followers, he is a leading EV influencer. Previously, he held leadership roles at Audi and Ricardo.



Robert Remenar Finance and Commercialization

Robert supports fundraising, commercial relationships, strategic planning, and growth. Robert has held top executive positions at General Motors, Delphi, Chassix, and Nexteer, and champions automotive SPACs with Kensington.



Yifan Tang Board of Directors

Yifan Tang, an EV industry technologist, led development at Tesla, Lucid Motors, Seres EV, and Volta Charging. He holds over 100 US patents, founded Paly Ventures, and has a Ph.D. in Electrical Engineering from The Ohio State University.



Jesse Schneider Commercial and Global Standards

Jesse supports HEVO's commercial relationships and SAE J2954 wireless EV charging standards. He has extensive experience in EVs and hydrogen fuel cell drivetrains, previously led PHEV developments at BMW, and currently leads the SAE J2954 task force.



Wanda Lopuch Board of Directors Observer

Dr. Wanda Lopuch serves as Board Observer, leveraging her extensive experience in governance, ESG, and management. Previously, she was a Corporate Director at Entelligent and Chair of the Global Sourcing Council.



Robert Mehler Board of Advisors

Robert supports internal communications, commercial relationships, fundraising, and growth planning. With 30+ years of experience, he has founded multiple successful companies. Currently, he's a venture partner at OpImpact.

Building the wireless charging

infrastructure to power our EV future

Dear Investor,

I founded HEVO in 2011 after returning from combat deployment in Iraq, where I witnessed firsthand the geopolitical consequences of our global reliance on fossil fuels.

Upon returning, I realized electric vehicles as a critical technology to solving that reliance, and identified EV charging as a critical barrier to EV adoption.

For all the innovation in electric vehicles, we're still charging them with a technology concept that hasn't fundamentally changed in over a century - plugging in a cable. It's inconvenient, often unreliable, and incompatible with the future of autonomous vehicles.

So we built a better way.

HEVO has developed wireless charging technology that transforms the EV experience into something as simple as parking your car. No cables, no plugs, no hassle. Just power flowing effortlessly from the ground to your vehicle.

Today, I'm proud to share that HEVO is

- *Advancing multiple automaker wireless charging production programs for $100M+ targeted revenues starting in 2028*

- *Targeting 7+ new EV platforms as the reference design selected by multiple global automakers*

- *Partnering with Stellantis to integrate wireless charging into their EVs*

If you don't believe EVs are the future, HEVO is probably not for you.

But if you believe, as we do, that the electric future is inevitable, I invite you to take a deeper look, because this isn't just another EV charging play, it's an opportunity to invest in what we believe will be the essential infrastructure for the future of transportation.

To date, we've raised nearly $18 million from VCs and over 3,700 investors who share our vision. Now, we're inviting you to join us at a pivotal moment in our journey.

Sincerely,

Jeremy McCool

Founder & CEO, HEVO

U.S. Army Veteran

MEET HEVO: EV CHARGING AS SIMPLE AS PARKING YOUR CAR

Plug-in EV charging is a stopgap solution. The future of electric vehicles is wireless charging that's as innovative as the vehicles themselves.

HEVO has developed a revolutionary and patented wireless charging system for electric vehicles that eliminates the need for cables and plugs.

Our system includes vehicle-mounted receivers and grid-connected charging pads that work together to transfer power wirelessly with efficiency comparable to traditional plug-in charging. Already selected by major global automakers for integration into multiple vehicle platforms, HEVO's technology is certified to meet both UL safety standards and SAE interoperability standards, ensuring universal compatibility across vehicle brands.



COST
Competitive versus plug-in charging with lower maintenance and replacement costs.

ACCESSIBILITY
Optimal user experience in bad weather and for those with mobility challenges.

SAFETY
Eliminates personal safety concerns associated with handing high-voltage cords.

EASE-OF-USE
Bi-directional ready and integrates with a mobile app for contactless management.

AESTHETICS
Blends into existing Infrastructure and seamlessly integrates with electric vehicles.

FUTURE READY
Accelerates autonomous electric vehicle adoption.

HEVO delivers wireless charging that is...

AS FAST AND AFFORDABLE AS PLUG-IN CHARGING, **BUT WITHOUT THE HASSLE**

- **Cost-Competitive:** On par with plug-in charging, up to 90% cheaper than wireless competitors

- **High-Efficiency:** Up to 93% grid-to-battery efficiency, matching plug-in systems

All this without cables, plugs, or manual connections.



Hevo Rectifier, Polemount, Receiver, Transmitter, FOD & Inverter











8X MORE POWER AT LOWER PRICES THAN THE COMPETITION

- Our polyphase technology (co-developed with Oak Ridge National Labs) delivers 8× more power per square meter than competitors.

- Competitive RFQs and RFIs with major automakers revealed we are up to 80% cheaper than our wireless charging competition based on pricing, performance, size, and weight.

This means HEVO can achieve in one charging pad what would require eight pads from competitors, while maintaining cost parity with traditional plug-in systems.

READY FOR TODAY'S ELECTRIC VEHICLES AND TOMORROW'S AUTONOMOUS VEHICLES

- **Future-Proof**: Ready for autonomous vehicles adoption with hands-free wireless charging

- **Bi-Directional**: Turn your car into a home generator during outages or peak pricing

While convenient for human drivers, wireless charging is essential for autonomous vehicles. Tesla's $76M acquisition of wireless charging company Wiferion confirms this critical technology need. HEVO provides the path forward for both current and future vehicles.

Tesla bets $76M on wireless EV charging. Can the tech go mainstream?

Wireless charging could solve many of the headaches caused by EV charging today. But for it to even have a chance, automakers need to integrate it into mass production.

 **By Julian Spector**
9 August 2023



THE PROBLEM

WHY DO WE EVEN NEED WIRELESS CHARGING?

Despite all the innovation in electric vehicles, we're still charging them with technology that hasn't fundamentally changed in a century – plugging in a cable.

"Charging anxiety" – the constant worry about where, when, and if you'll be able to charge – is the EV owner's nightmare.

This leads to several challenges:



THE CONNECTOR CHAOS IS REAL

The current charging landscape is fragmented across multiple competing standards (CCS1, CCS2, CHAdeMO, NACS, GB/T, Type 1 J1772, Type 2 Mennekes). This fragmentation creates:

- ✓ Redundant infrastructure investment is required as charging networks must support multiple standards.

- ✓ Wasted space and resources on multiple connector types at charging stations, while reducing parking space in fleet yards by 10-20%.

CCS1
North American standard

CCS2
European standard

CHAdeMO
Japanese standard

Type 1
Level 2 AC charging

Type 2
European Level 2 AC charging

GB / T
Chinese standard

Tesla
i.e., NACS

PLUG-IN CHARGING IS PLAGUED BY PROBLEMS

Even for satisfied EV owners, the current charging experience has room for improvement:



BROKEN CHARGING STATIONS
1 in every 5 plug-in chargers at charging stations is broken, useless until repaired, causing unnecessary delays, lines, and annoyance.



CHARGING ROUTINES
As one HEVO investor explains: "We have a busy family life with three small children... more than half the time we pull into the garage, we forget to plug in... there have been times we've walked out in the morning with 30 miles of range to get the kids to school."



WEATHER EXPOSURE
Plugging in during rain, snow, or extreme temperatures is... less than enjoyable



INFRASTRUCTURE VULNERABILITY
Cable theft and vandalism at charging stations create reliability issues and drive up maintenance costs.



NOT FUTURE-PROOF
With the coming wave of autonomous vehicles, plug-in charging simply won't work.

The solution isn't making better cables or more adapters.

It's eliminating them entirely.

THE SOLUTION

HEVO'S WIRELESS CHARGING
MEETS PERFORMANCE

LEVELS OF PLUG-IN CHARGING

HEVO has built best-in-class wireless charging technology for electric vehicles.

COMPETITION

	HEVO	WIRELESS COMPETITORS	PLUG-IN COMPETIORS
VEHICLE PRICE 11 KW BIDIRECTIONAL	$250	$2,000 - $5,000	$500 - $1,500
CHARGER PRICE 11 KW BIDIRECTIONAL	$1,200	$5,000 - $10,000	$1,300 - $10,000
AUTOMAKER QUALIFIED	✓	✕	✕
POLYPHASE TECHNOLOGY	✓	✕	✕
SOFTWARE PLATFORM	Mobile App, Charging Management Dashboard	Limited or not available	Mobile App, Charging Management Dashboard

HEVO Performs On Par with Plug-In Systems

POWER OUTPUT (KW)	TYPICAL USER APPLICATION	PLUG-IN CHARGING TIME	HEVO WIRELESS CHARGING TIME	PLUG-IN EFFICIENCY (GRID TO BATTERY)	HEVO WIRELESS EFFICIENCY (GRID TO BATTERY)
	Public charging				

350 kW	stations, highway corridors	15 - 30 minutes	15 - 30 minutes	Up to 97%	Up to 93%
100 kW	Public charging stations, highway corridor	30 - 60 minutes	30 - 60 minutes	Up to 97%	Up to 93%
50 kW	Public, fleet charging stations, highway corridors	1 - 2 hours	1 - 2 hours	Up to 97%	Up to 93%
11 kW	Home, workplace, fleet charging	4 - 6 hours	4 - 6 hours	Up to 97%	Up to 93%

HEVO'S ELECTRIC EDGE OVER THE COMPETITION - PATENTS + POLYPHASE TECHNOLOGY

HEVO has achieved what no competitor has:

- **Best In Class Certifications:** Dual certification with both UL 2750 and SAE J2954

- **PACEpilot Award Winner (2022):** The industry's most prestigious innovation award

- **17 Issued Patent Families:** Strong IP portfolio with 17 patent families. We have plans to potentially double our IP portfolio in less than two years.

- **Polyphase Technology:** 8x more power in the same space compared to competitors, co-developed with Oak Ridge National Labs ("ORNL")

One Square Meter of HEVO has the same power as up to 8 Square Meters of

Competitor Chargers

1 HEVO CHARGING PAD = 8 COMPETITOR PADS



1 HEVO CHARGING PAD

8 COMPETITOR PADS

Switching from Plug-in Charging to HEVO is simple

CUSTOMER UPGRADE READY

Existing Plug-In Garage Installation

Wireless Replacement Installation

READY-TO-GO

SWAP OUT

INSTALLATION PROCESS

Hang and connect the power station, secure the ground pad with masonry anchors, run the conduit to the ground pad and install the Guardian.

HI

✓ Bi-directional Level 2 Charger: $1,320

✓ Bi-directional Level 2 Wireless Charger: $1,200 (target)



✓ Average Installation Cost: $1,000	✓ Average Installation Cost: $400
✓ Electrical Requirements: 220V feed and 50 amp breaker (up to *80A)	✓ Electrical Requirements: Utilizes existing 220V 50 amp breaker.

Minimal obsolescence and minimal installation costs to customers.

MAJOR AUTOMAKERS ARE ALREADY ON BOARD

HEVO isn't just another startup with a prototype.

We've already partnering with Stellantis, the world's 4th largest automaker, to integrate wireless charging into Stellantis EVs.

We are also advancing multiple automaker wireless charging production programs for $100M+ targeted revenue starting in 2028. We can't tell you the automaker names just yet, but we're pretty sure you've heard of them. Let's call them OEM 1 and OEM 2.

OEM 1

- Agreement signed as preferred developer and supplier of EV charging

- Pursuing wireless electric vehicle charging for 4 EV platforms

OEM 2

- Pursuing wireless electric vehicle charging for 3 EV Platforms and selected as preferred developer for this program

With just these two potential customers, we have a production target of 75k-100k units/year, with a potential revenue of $100M+/year. And that's just the start.

THE MARKET

THE OPPORTUNITY **IS MASSIVE**

By 2030, EVs are expected to make up over 40% of global car sales ([source](#)), with the market projected to reach $2.5 trillion by 2034 ([source](#)).

The global EV charging station market is projected to grow from approximately $21.8 billion in 2025 to over $414 billion by 2033, reflecting a staggering CAGR of 44.5% ([source](#)).



ELECTRIC VEHICLE CHARGING STATION MARKET
Forecast 2024 - 2033

Market Size in 2024
USD 15.09 BILLION

CAGR (2024-2033)
44.5%

Market Size in 2033

2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033

Source: www.straitsresearch.com

USD 414.36
BILLION

But there's a bigger story here.

THE FUTURE OF DRIVING
IS AUTONOMOUS
ELECTRIC VEHICLES

We don't see a world where autonomous vehicles *are not* the norm.

Once the autonomous vehicle technology is fully deployed, there's no reason for people to be driving themselves.

But autonomous vehicles can't plug themselves in. You need people for that.

The solution?

Wireless charging, of course.

In fact, Tesla's acquisition of wireless charging company, Wiferion, for a reported $76M in 2023, indicates they are preparing for this future.

 Barron's

Tesla, Uber Head Toward a Showdown in Austin

The battle over self-driving cars and the future of ride-hailing is slated to start in Austin, Texas, in just a few weeks.

Feb 23, 2025



The Motley Fool

VW Is Making a Big Bet on Autonomous Driving

Mobileye Global ... Mobileye will power VW's Level 2+ systems in the future. Volkswagen (VWAP.Y) has made another big move in autonomy, this time...

1 month ago



JA Just Auto

Autonomous vehicles with human-free charging: The future of EVs?

Autonomous driving and robotaxis are continuing to get closer to significant market impact, especially in countries such as the US and...

3 weeks ago



And while Tesla is preparing to vertically commercialize their wireless EV charging for their cars and autonomous EVs, HEVO's technology is being targeted and selected by the other automakers.

Our vision is to be the universal solution for all other automakers, providing best-in-class performance, price, size, and weight.

After being forced by market pressures to adopt Tesla's proprietary charging standards for plug-in charging, other major automakers are looking for an independent solution.

We believe that solution is HEVO.

OUR BUSINESS MODEL

HIGH-TECH HARDWARE + HIGH-MARGIN SOFTWARE

HEVO has a dual revenue approach that combines immediate hardware sales

with recurring high-margin software revenue:

1. **Rezonant™ Hardware**: Factory-installed in new EVs and charging infrastructure. The charging infrastructure can be offered:

- Directly by the automaker as package with the vehicle
- Through their dealership network
- Third party distributors
- Directly through HEVO

1. **Journey™ Software**: SaaS platform with recurring revenue for charging networks, user experience, and fleet management

- **Fleet yards and public charging stations**: Subscription for operations and payment management
- **Home charging:** Bi-directional charging with grid management and advanced features
- **Future revenue streams:** Subscription payments for public charging instead of pay-as-you-go, advertising at charging stations, and more

This creates a powerful flywheel effect


NETWORK EFFECTS DRIVE ADOPTION AND ECOSYSTEM GROWTH
In-car Rezonant™ Hardware sales to Automaker
HEVO
Rezonant™ Charging hardware sales to end customer
JOURNEY™ SOFTWARE SAAS WITH

THE TEAM

100 YEARS OF COMBINED AUTOMOTIVE EXPERIENCE

Building transformative infrastructure for the automotive industry requires visionary leadership and deep industry expertise.

HEVO has assembled a team with over 100 years of combined automotive experience, including executives who've successfully exited EV charging companies, and automotive leaders from Tesla, GM, Ford, Rivian, and BMW. We believe our team has both the technical knowledge and industry relationships critical for bringing wireless charging to market at scale.

OUR TEAM COMES FROM LEADERSHIP ROLES AT

    

TEAM



JEREMY MCCOOL
Founder and CEO



US Army Combat Veteran who launched HEVO during the final year of his MPA at Columbia University.



JON HOLLAND

Finance + Operations

CFO for two EV companies, EV Connect and Qmerit, that were acquired by Schneider. Currently an advisor and investor to several other companies in the e-mobility sector.



ROBERT SKINNER

Commercial & Marketing

Multi-time founder, former Vice President of Digital Strategy and Marketing at FordDirect.



ARVIND KRISHNA

Global Engineering Manager

Former GM Engineer and Global Engineering Manager of Delphi Automotive Parts.



CHAKRI ALLAMSETTY

SVP, Software Engineering

Former Director of Engineering of Charging & Energy at Rivian, and Director of Engineering, Platform Software at ChargePoint.

ADVISORS



YIFAN TANG

Board Member

Early at Tesla, helping to co-develop the technology for their dual motor AC technology. CTO of multiple EV charging companies, including Volta, which was acquired by Shell.



ROBERT REMENAR

Advisor

Multi-time executive of multiple automotive related companies. Board member of Cooper Standard and Munro & Associates.

member of Cooper Standard and Munro & Associates.



ROGER ATKINS

Advisor

Prominent figure in the EV industry, recognized as a LinkedIn Top Voice for EVs "with" 40-years of automotive experience and founder of Electric Vehicles Outlook Ltd, a consultancy that helps clients navigate the evolving landscape of electric, connected, autonomous, and shared vehicles.



JESSE SCHNEIDER

Advisor

Led Specification of Wireless Power Transfer and Autonomous Parking/Charging for BMW 530e. Chairman of the Society of Automotive Engineers Program for Wireless Charging, and responsible for creating SAE J2954, a globally recognized standard that defines how wireless power transfer (WPT) should work for light-duty plug-in and electric vehicles.

THE VISION

THE INFRASTRUCTURE OF THE ELECTRIC VEHICLE WORLD

At HEVO, we’re not just building wireless electric charging, we believe we’re building the essential infrastructure that will power the global EV future. We building a company to provide charging hardware and software that enables EV wireless power at home, in parking lots, and ultimately, on the open road, where you can dynamically charge while driving without ever having to stop and charge, we have a bold vision for HEVO.

We want you to be part of the journey and help us build the future.

Your Investment Goes Directly To:

- Securing production agreements with major automakers

- Advancing the next stages of HEVO Rezonant™ developments for faster power generation

- Growing HEVO Journey™ software platform

- Scaling our wireless charging infrastructure for early adopter fleets

---

HEVO IS AT THE INTERSECTION OF MULTIPLE MASSIVE TRENDS. WE BELIEVE NOW IS THE TIME WHEN THE FUTURE WINNER OF THIS SPACE EMERGES. **WE INTEND TO BE THAT WINNER.**

From electric vehicle adoption, to autonomous technology, to renewable energy integration, we believe a wireless charging company being built today will come to dominate this market.

We believe that we have the team, the technology, and the drive to win.

We invite you to join us as we build the wireless infrastructure that will power the future of transportation.

Join us as an investor today.